UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28899 / September 9, 2009

In the Matter of	)
	)
GE ASSET MANAGEMENT INCORPORATED	)
GE INVESTMENT DISTRIBUTORS, INC.	)
3001 Summer Street	)
Stamford, CT 06904-7900	)
	)
File No. 812-13680	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

GE Asset Management Incorporated ("GEAM") and GE Investment Distributors, Inc.
("GEID," collectively with GEAM, "Applicants") filed an application on August 4, 2009 and
an amendment on August 11, 2009 requesting temporary and permanent orders under section
9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other
company of which General Electric Company is or hereafter becomes an affiliated person
(together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an
injunction entered by the United States District Court for the District of Connecticut on
August 11, 2009.

On August 11, 2009, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act from August 11, 2009 until the Commission takes final action on the
application for a permanent order (Investment Company Act Release No. 28845). The notice
gave interested persons an opportunity to request a hearing and stated that an order disposing
of the application would be issued unless a hearing was ordered. No request for a hearing has
been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied
to the Applicants would be unduly and disproportionately severe and the conduct of the
Applicants has been such as not to make it against the public interest or protection of
investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by GEAM and GEID (File No. 812-13680), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the District of Connecticut on August 11, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary